

September 21, 2011

<u>Via E-Mail</u>

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas 78701

> **Re: Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed September 13, 2011**
> **Response Letter Dated August 18, 2011**
> **Response Letter Dated August 29, 2011**
> **Response Letter Dated September 6, 2011**
> **File No. 333-153168**

Dear Mr. Sparks:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2011</u>

<u>Controls and Procedures, page 13</u>

1.   We note your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report. We also note that the conclusion of ineffective internal control over financial reporting was based on the lack of segregation of duties. Given the fact that you have restated your previously issued financial statements due to errors in the accounting for warrants and convertible debt, please address the following points:

- Tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

- Tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your auditor, Kyle L. Tingle, CPA, LLC has opined on your financial statements as of and for the years ended May 31, 2011, 2010 and 2009 and for the period March 31, 2008 (inception) through May 31, 2011. Please note Rule 8-02 of Regulation S-X requires you to only file audited financial statements for your two most recent fiscal years. Please amend your Form 10-K to either include a balance sheet as of May 31, 2009 and a statement of cash flows for the year ended May 31, 2009 or include an audit report that only opines on the financial statements included in your Form 10-K.

3.   We also note that the audit report does not contain an explanatory paragraph on the correction of a material misstatement in previously issued financial statements. Please request your auditors to consider the guidance in paragraph 9 of Auditing Standard No. 6 and AU Section 508.11 and revise their report accordingly.

Closing Comments

        You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

                            Sincerely,

                            /s/H. Roger Schwall

                             H. Roger Schwall
                            Assistant Director